Bausch & Lomb Incorporated

                           Exhibit 12

  Statement Regarding Computation of Ratio of Earnings to Fixed
                             Charges
                  (Dollar Amounts In Millions)
                               For the Quarter       For the Year
                                    Ending              Ending
                                March 28, 1998    December 27, 1997

Earnings (loss) before
 provision of income taxes
 and minority interests              $ (30.6)            $118.0

Fixed charges                           26.0               57.9

Capitalized interest, net of
 current period amortization             0.1                0.3

Total earnings (loss) as adjusted    $  (4.5)            $176.2

Fixed charges:
 Interest (including interest
 expense and capitalized interest)   $  25.4             $ 56.1

Portion of rents representative
 of the interest factor                  0.6                1.8

Total fixed charges                  $  26.0             $ 57.9

Ratio of earnings (loss) to
 fixed charges                         (0.17)<F1>          3.04<F2>



<F1> Excluding the effects of the restructuring charges and the charge for purchased-in-process research and development charges from the surgical acquisitions in 1998, the ratio of earnings to fixed charges at March 28, 1998 would have been 1.56.

<F2> Excluding the effects of the restructuring charges recorded in
     1997, the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.
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